UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No.            )*
                                       ------------




                            DM MANAGEMENT COMPANY
     -----------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $0.10 per share
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  233233105
                             --------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   233233105               13G


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          B.A.T Industries p.l.c.
                                                                       __
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /__/
                                                                       __
                                                                  (b) /__/

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

          England

              5   SOLE VOTING POWER
 NUMBER OF
  SHARES               -0-
BENEFICIALLY
  OWNED BY    6   SHARED VOTING POWER
   EACH
 REPORTING             349,672   PERSON
   WITH
              7   SOLE DISPOSITIVE POWER

                        -0-

              8   SHARED DISPOSITIVE POWER

                        349,672

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           349,672

                                                                            __
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /__/

           N.A.


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.16%

12   TYPE OF REPORTING PERSON*

           HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   233233105               13G


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Threadneedle Investment Managers Ltd.
                                                                        __
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /__/
                                                                        __
                                                                   (b) /__/

 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

          England

               5   SOLE VOTING POWER

  NUMBER OF             -0-
    SHARES
 BENEFICIALLY  6   SHARED VOTING POWER
   OWNED BY
     EACH               349,672 REPORTING
    PERSON
               7   SOLE DISPOSITIVE POWER

                        -0-

               8   SHARED DISPOSITIVE POWER

                        349,672

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          349.672

                                                                            __
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /__/

          N.A.

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.16%

 12  TYPE OF REPORTING PERSON*

          IA


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

     DM Management Company

Item 1(b). Address of Issuer's Principal Executive Offices:

     25 Recreation Park Dr., Ste. 200
     Hingham, MA 02043

Item 2(a). Name of Person Filing:

     B.A.T Industries p.l.c.
     Threadneedle Investment Managers Ltd.

Item 2(b). Address of Principal Business Office or, if none, Residence:

          B.A.T Industries p.l.c.
          Windsor House
          50 Victoria Street
          London SW1H ONL
          England

          Threadneedle Investment Managers Ltd.
          60 St. Mary Axe
          London EC3A 8JQ
          England

Item 2(c). Citizenship:

          B.A.T Industries p.l.c. - England
          Threadneedle Investment Managers Ltd. - England

Item 2(d). Title of Class of Securities:

     Common Stock, par value $0.10 per share

Item 2(e). Cusip Number:

     233233105

Item 3:

          If this statement is being filed pursuant to Rule 13d-1(c), check this box \x\

Item 4    Ownership:

               (a)  Amount Beneficially Owned:

                          349,672

                    The shares being reported were acquired by insurance exchanges, for which Threadneedle Investment Managers Ltd. ("Threadneedle") acts as attorney-in-fact or by investment funds for which Threadneedle acts as manager and investment adviser and exercises investment discretion. No such entity beneficially owns in excess of 5% of the class of shares in respect of which this report is being made.

               (b)  Percent of Class:

                          6.16%

               (c)  Number of shares as to which person has:

                    (i)    Sole voting power:                -0-
                    (ii)   Shared voting power:              349,672
                    (iii)  Sole disposition power:           -0-
                    (iv)   Shared disposition power:         349,672


Item 7
          Not applicable.

Item 8:

          Not applicable.

Item 9:

          Not applicable.

Item 10:  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               B.A.T INDUSTRIES p.l.c.


Dated March 12, 1998           By:  /s/ Anthony Robert Holliman
                                   ------------------------------------
                                  Name:  Anthony Robert Holliman
                                  Title:  Assistant Corporate Secretary

                                  SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               THREADNEEDLE INVESTMENT MANAGERS ltd.


Dated March 12, 1998           By:  /s/ Robin D. Clark
                                   -----------------------------------------
                                    Name:  Robin D. Clark
                                    Title: Director, Threadneedle Investment
                                              Managers Ltd.